EXHIBIT 11.1

HASBRO, INC. AND SUBSIDIARIES
Computation of Earnings Per Common Share
Nine Months Ended September 30, 2001 and October 1, 2000
(Thousands of Dollars and Shares Except Per Share Data)

	2001		2000
	-----------------		-----------------
	Basic	Diluted	Basic	Diluted
	-------	-------	-------	-------
Net earnings before cumulative effect
of accounting change	$8,313	8,313	35,459	35,459
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Weighted average number of shares
outstanding:
Outstanding at beginning of period	171,886	171,886	192,984	192,984
Exercise of stock options and warrants:
Actual	146	146	79	79
Assumed	-	618	-	701
Purchase of common stock	-	-	(15,126)	(15,126)
	------------	------------	------------	------------
Total	172,032	172,650	177,937	178,638
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Per common share:
Net earnings before cumulative effect
of accounting change	$ .05	.05	.20	.20
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